

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2014

<u>Via E-mail</u>
Mr. James S. Evans
Chief Financial Officer
Myriad Genetics, Inc.
320 Wakara Way
Salt Lake City, UT 84108

Re: **Myriad Genetics, Inc.**
            Form 10-K for the Fiscal Year Ended June 30, 2013
            Filed August 14, 2013
            File No. 000-26642

Dear Mr. Evans:

        We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information in the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Joel Parker

                    Joel Parker
                    Accounting Branch Chief